

Mail Stop 4631

October 27, 2010

via U.S. mail and facsimile

Francis Harte, CFO
Artio Global Investors Inc.
330 Madison Avenue
New York, New York 10017

> **RE: Artio Global Investors Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and**
> **June 30, 2010**
> **File No. 1-34457**

Dear Mr. Harte:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 39

1. Please disclose in future filings the approximate number of holders of your class B common stock. Refer to Item 201(b)(1) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), page 42

Assets under Management ("AuM"), page 47

2. We note the discussions of client cash outflows and client cash inflows on pages 50 and 51. With a view towards future disclosure, please explain the reasons for such client cash outflows and inflows. In your discussion, please identify and disclose any known trends, events, demands, commitments, and uncertainties that may affect your revenues. Specifically, we note the more detailed analysis Glen Wisher provided to analysts during the second quarter of fiscal year 2010 conference call in his prepared remarks and in response to an analyst question. Please also note that to the extent a client notifies you prior to the filing of a periodic report that they intend to redeem a material amount of their investment or terminate their investment advisory contract with you, disclosure should be provided to investors about this known future event.

3. We note your disclosure that a substantial portion of the investments comprising your AuM are denominated in currencies other than the US dollar. As a result, fluctuations between the US dollar and the currencies in which the AuM is denominated can materially affect the fair value of your AuM and the revenue you recognize. As such, please quantify the extent to which AuM, revenues and other areas of your results of operations have been impacted by foreign currency exchanges. If the impact is immaterial, please disclose as such. For the instances in which foreign currency exchanges are materially impacting revenues and other aspects of your results of operations, please provide investors with an understanding as to which foreign currencies are causing the material impacts.   Please refer to Item 303(A)(3)(i) of Regulation S-K for guidance.

4. In future filings, please provide investors with a more comprehensive understanding of the specific factors contributing to the market appreciation/(depreciation) component of your AuM rollforwards presented on pages 49 and 50 for each period presented. As part of this discussion and analysis, please provide readers with a meaningful understanding of the performance of each of your significant investment strategies. It may be necessary to provide investors with a description of the underlying types of investments and assets for each of your strategies and how the inherit risks of those assets impacted the market movements. In this regard, we note the additional detail Richard Pell provided to analysts as part of his prepared remarks in addition to specific analyst questions during the conference call for the second quarter of fiscal year 2010 regarding the sectors and companies at the core of your international equity strategies. Refer to Item 303(A)(3)(i) of Regulation S-K, Instruction 1 of Item 303(A) of Regulation S-K, and Section 501.12 of the Financial Reporting Codification for guidance.

5. On page 52, we note your references to Levels 1, 2, and 3. With a view towards
    future disclosure, please describe the inputs that comprise these different levels.

Revenues and Other Operating Income, page 54

6. We note your references to clawback provisions on page 54. Please discuss in future
    filings the nature and terms of these clawback provisions.

Item 9A(T). Controls and Procedures, page 86

7. We note that the conclusion regarding the effectiveness of your disclosure controls
    and procedures is limited to "material information required to be disclosed in our
    periodic reports filed with the SEC". This description appears to be based on the
    definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-
    15(e) under the Exchange Act. As described, however, this description does not fully
    conform to the definition set forth in those rules. Please confirm, if true, that the
    conclusion regarding effectiveness is based on the full definition of disclosure
    controls and procedures set forth in the applicable rules and revise accordingly in
    future filings. Alternatively, you may simply state in future filings that your
    certifying officers concluded on the applicable dates that your disclosure controls and
    procedures were effective. Please also comply with this comment with respect to
    your Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010.

Signatures, page 89

8. Form 10-K requires that the report be signed on behalf of the registrant by its
    principal executive officer or officers, its principal financial officer or officers, its
    controller or principal accounting officer, and by at least the majority of the board of
    directors or persons performing similar functions. It does not appear that your
    principal financial officer or your principal accounting officer have signed the Form
    10-K in those capacities. Rather, your Chief Financial Officer has signed on behalf of
    the registrant in the first portion of the signature page. Please ensure in future filings
    that your principal financial officer and your controller or principal accounting officer
    also sign in those capacities.

Exhibits 31.1 and 31.2

9. Please ensure in future filings that the wording of your certifications is consistent
    with the wording required by Item 601(b)(31) of Regulation S-K. For example, we
    note that in your paragraph 4(c), you omitted the phrase "(the registrant's fourth fiscal
    quarter in the case of an annual report)."

Definitive Proxy Statement on Schedule 14A

Proposal 1 – Election of Class I Director, page 7

10. We note your discussion of Mr. Duane Kullberg's business experience from 1978 to 1989. However, you do not reference Mr. Kullberg's business experience during the past five years. Please ensure in future filings that you describe the business experience during the past five years of each director, executive officer, and person nominated or chosen to become a director or executive officer. Refer to Item 401(e) of Regulation S-K.

Directors and Executive Officers, page 8

11. Please ensure in future filings that you specifically define the terms each director and executive officer held in the positions you identify. In this regard, we note Richard Pell's employment with Mitchell Hutchins Institutional Investors beginning in 1988; Tony Williams' prior service as a board member; Adam Spilka's employment as Senior Vice President, Counsel and Assistant Secretary of AllianceBernstein beginning in 2002; and Francis Ledwidge's work at Eddystone, LLC.

Compensation Discussion and Analysis, page 17
Use of Comparative Compensation Data, page 18

12. We note the disclosure in this section regarding your use of the comparative survey results. However, this disclosure does not appear to reconcile with your disclosure under "Risks Related to Compensation Policies" on page 23. In particular, it appears from the disclosure on page 23 that you specifically benchmark your compensation. With a view towards future disclosure, please explain with greater specificity how you benchmark individual components of compensation and total compensation.

Risks Related to Compensation Policies, page 23

13. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Executive Compensation, page 25
Employment Agreements, page 29

14. With a view towards future disclosure, please explain how you determined the base salary and bonus amounts included in your employment agreements. To the extent you relied on benchmarking, please explain the benchmarks and where actual compensation falls relative to the benchmark and relative to the minimum amounts

provided for in the employment agreements. Additionally, please explain any factors you consider in awarding amounts greater than the minimum provided for in the employment agreements.

Certain Relationships and Related Party Transactions, page 32

15. Please clarify in future filings whether your policy is in writing and, if not, how such policy is evidenced. Refer to Item 404(b)(iv) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Note 7. Share-Based Payments, page 12

16. Please confirm to us and clarify your disclosure in future filings to clarify that the dividend equivalents declared for your unvested RSUs are forfeitable in the event the service requirement for the related RSUs are not met. Please provide investors with an understanding as to what the dividend equivalent represents (i.e., additional RSUs granted, a change in the conversion ratio, etc.). If the holders of your unvested RSUs have nonforfeitable rights to the dividend equivalents, please tell us your consideration of the guidance in ASC 260-10-45-61A – 260-10-45-68B (FSP EITF 03-6-1) with regards to basic EPS and compensation expense.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), page 16

Liquidity and Capital Resources, page 30
Deferred Taxes, page 31

17. We note that your deferred tax assets significantly increased during the second quarter of fiscal year 2010, as the Principals exchanged a significant number of New Class A Units for an equivalent number of your Class A common stock. Consequently, we also note that the liability for the amount due under the tax receivable agreement also significantly increased. In future filings beginning with your third quarter of fiscal year 2010 Form 10-Q, please provide investors with an understanding as to how you determined your deferred tax assets are realizable. Specifically, please disclose the amount of annual taxable income you will need to generate over the next 15 years to realize these deferred tax assets. Please refer to your disclosure on page 60 of your 2009 Form 10-K for guidance. In addition, please provide investors with an understanding as to amount of deferred tax assets you expect to realize in your fiscal year 2009 income taxes and your fiscal year 2010 income taxes. In this regard, we assume that you have made a reasonable estimate of these amounts for purposes of assessing the realizability of your deferred tax assets and to also gauge the amount you will need to pay to your Principals under the tax

receivable agreement for these tax periods. Please refer to Article 10-01(a)(5) of Regulation S-X, Item 303(A)(1) of Regulation S-K, and Sections 501.13 and 501.14 of the Financial Reporting Codification for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749, or in her absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748, with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief